                                                                File No. 70-9317


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              AMENDED AND RESTATED FORM U-1A APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                        Wisconsin Power & Light Company*

                               IES Utilities Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                            Interstate Power Company
                                1000 Main Street
                                  P.O. Box 769
                            Dubuque, Iowa 52004-0789

                            Alliant Services Company*

                            Alliant Industries, Inc.*

                    Heartland Environmental Holding Company*

                                   RMT, Inc.*

                          Heartland Energy Group, Inc.*

                           Heartland Properties, Inc.*

                      Capital Square Financial Corporation*


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                            Whiting Petroleum Corporation
                                Mile High Center
                                  1700 Broadway
                             Denver, Colorado 80290

                       Industrial Energy Applications Inc.

                             IES Transportation Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                             IEI Barge Services Inc.
                               2330 12th Street SW
                            Cedar Rapids, Iowa 52404

                           IES Transfer Services Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                   Cedar Rapids and Iowa City Railroad Company
                               2330 12th Street SW
                            Cedar Rapids, Iowa 52404

                                IES Investments Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                             Village Lakeshares Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                         Iowa Land and Building Company
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                             IES International Inc.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401


                               IES Energy Inc.*
                    Interstate Energy Corporation PTE Ltd.
                            200 First Street S.E.
                           Cedar Rapids, Iowa 52401

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           *Please note that the address for each of these entities is

                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                    (Name of top registered holding company,
                     parent of each applicant or declarant)


                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                   (Names and addresses of agents for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

              Barbara J. Swan                          M. Douglas Dunn
              General Counsel                    Milbank, Tweed, Hadley & McCloy
         Interstate Energy Corporation             One Chase Manhattan Plaza
         222 West Washington Avenue                 New York, New York 10005
        Madison, Wisconsin 53703-0192


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ITEM. 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.

         In this Application-Declaration, Interstate Energy Corporation ("IEC") a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeks authorization for (i) IEC to issue notes and/or commercial paper and enter into certain guarantees, (ii) IEC and Alliant Industries, Inc. ("Alliant") to make capital contributions, (iii) the subsidiaries of IEC, including Alliant Services Company ("Services"), to incur short-term borrowings and (iv) IEC and its subsidiaries, including Alliant, to establish and utilize a system of separate money pools to coordinate and provide for the short-term cash requirements of the applicants, as provided herein.

DESCRIPTION OF THE APPLICANTS

         The Securities and Exchange Commission (the "Commission") issued an order on April 14, 1998 (the "Order") approving the combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. ("IES") and Interstate Power Company ("IPC"), pursuant to which the utility subsidiary of IES, IES Utilities Inc. ("Utilities"), and IPC would become subsidiaries of WPLH (the "Transaction"), and Alliant would become the successor to IES Diversified Inc. and would hold all of the non-utility businesses formerly owned by WPLH, IES and IPC. Upon the consummation of the Transaction, WPLH was renamed IEC. Also, Services was incorporated in Iowa as a non-utility subsidiary of WPLH and will function as the service company for IEC. IEC registered with the Commission as a holding company under the Act.

         Additional information about the applicants and their businesses is set forth in the Form U-1 Application-Declaration filed in respect of the Transaction in File No. 70-8891 of the Commission, and the amendments and exhibits thereto.

NOTES, GUARANTEES AND COMMERCIAL PAPER

         The parties request authority for IEC to issue commercial paper that will have a commercial rating of at least A-1 by Standard & Poor's ("S&P") or at least P-1 by Moody's Investor Services ("Moody's"), and for Alliant to issue commercial paper that will have a commercial rating of at least A-2 by S&P or P-2 by Moody's, in aggregate principal amounts not to exceed their respective limits, as stated below. The parties have also entered into credit agreements with banks to support the issuance of commercial paper and in lieu of issuing commercial paper may borrow directly from the banks if it is more cost effective. The parties request further that they be authorized by the Commission to incur borrowings in an aggregate principal amount at any one time outstanding not to exceed their respective limits. In addition to such short-term borrowing authority, IEC requests authority to finance the acquisition of foreign utility companies ("FUCO's") and exempt wholesale generators ("EWG's") on an interim basis by issuing commercial paper or bank borrowings. IEC may use this authority to support financing at a subsidiary level for such FUCO or EWG acquisitions.

         IEC also requests authorization to enter into guarantees, obtain letters of credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of its Non-Utility subsidiaries as may be appropriate to enable those system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $600,000,000 outstanding at any one time. Such credit support may be in the form of committed bank lines of credit. The limits on guarantees and other credit support obligations described herein are not included in the aggregate respective limits applicable to external financings or the limits on intrasystem financings requested in this Application-Declaration.


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BORROWING AUTHORITY

         Under the authority requested herein, the maximum anticipated principal amounts of such commercial paper or bank lines of credit outstanding at any one time for IEC will not exceed:

        MONEY POOL/SHORT TERM BORROWING AUTHORITY         AGGREGATE AMOUNT
        -----------------------------------------         ----------------
        Utility Money Pool (IEC)                          $    450,000,000*
        Non-Utility Money Pool                            $    600,000,000
        Investments/Acquisitions FUCO's and EWG's (IEC)   $    300,000,000**
                                                          ----------------
                 Total                                    $  1,350,000,000
                                                          ================

        *This amount includes the requested borrowing authority for Services.

        **In any event not to exceed 50% of IEC's retained earnings.

         The expected maximum outstanding borrowings for each of the participants in the Utility Money Pool (see definition below) for each of the next three calendar years are as follows:

                UTILITY*                       1998                     1999                      2000
                --------                       ----                     ----                      ----
    Wisconsin Power & Light
    Company**                             $    80,000,000         $   128,000,000           $   128,000,000
    IES Utilities Inc.                         20,000,000             150,000,000               150,000,000
    Interstate Power Company                   30,000,000              72,000,000                72,000,000
    Services***                                50,000,000             100,000,000               100,000,000
                                          ---------------         ---------------           ---------------
    Totals                                $   180,000,000         $   450,000,000           $   450,000,000
                                          ---------------         ---------------           ---------------

         *These figures include contingency amounts for the utilities to repurchase outstanding remarketable pollution control revenue bonds in the event that the remarketing agent is unable to place the bonds.

         ** These figures include the amounts of such maximum outstanding borrowings for South Beloit Water, Gas & Electric Company ("South Beloit"), which is a wholly-owned subsidiary of Wisconsin Power & Light Company ("WP&L").


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         ***Summary of Services' Borrowing Authority Request:

         - The maximum anticipated borrowing authority that may be required by Services is $100,000,000.

         - The proceeds for Services' borrowing will be funded by IEC and credit facilities established by Services which may require IEC credit support.

         - IEC will offer and sell commercial paper issues for the Utility Money Pool (including Services).

         - Services also requests permission in this Application-Declaration to borrow directly from banks.

         Factored into the $450,000,000 requested borrowing authority for the Utility Money Pool is a contingency sum for the refinancing of variable-rate pollution-control bonds in the event that these bonds for any reason cannot be remarketed. The contingency sum is $65,000,000 for 2000.

         Each utility will use the authorized amounts primarily for the construction of needed transmission and distribution facilities in its service area.

         The expected maximum outstanding borrowings for the participants in the Non-Utility Money Pool (see definition below), in the aggregate, for each of the next three years, as categorized into anticipated areas of the use of proceeds, are as follows:

         YEAR           OPERATIONS          INVESTMENTS*          TOTAL
         ----           ----------          -----------           -----
         1998        $ 280,000,000        $  20,000,000        $ 300,000,000
         1999          300,000,000          200,000,000          500,000,000
         2000          340,000,000          260,000,000          600,000,000

- Projected investments subject to appropriate approvals. These figures do not include projected IEC investments in or acquisitions of FUCO's or EWG's.

USE OF PROCEEDS

         The maximum anticipated borrowing authorization that will be required by the regulated utility subsidiaries of IEC and Services from the Utility Money Pool that shall be established pursuant to the authority requested herein shall be $450,000,000. The utilities intend to use the funds for general corporate purposes such as interim funding of the construction program until


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permanent financing can be arranged. Services intends to use these proceeds to fund the following services, pro rated over the three-year period sought in the request for authorization: (i) $35,000,000 for general convenience payments and payroll, (ii) $30,000,000 for centralized bulk power purchases, (iii) $20,000,000 for centralized coal purchases and (iv) $15,000,000 for centralized gas purchases. Please note that as of July 31, 1998, the centralization of the coal and gas purchases had not yet been implemented and the operations remain decentralized at the utility subsidiaries of IEC.

         The maximum anticipated borrowing authorization that will be required for the account set aside to fund investments in and acquisitions of foreign utility companies FUCO's and EWG's by IEC pursuant to the authority requested herein shall be $300,000,000. Pursuant to the authority requested herein, borrowings allocated to this fund will not at any time exceed 50% of the retained earnings of IEC. These borrowings will be allocated to an account that is separate and independent from either of the two Money Pools and shall be used by IEC solely to fund, or give credit support to, subsidiary financing for its investments in and acquisitions of FUCO's and EWG's. Any unused borrowing authority hereunder can be transferred from IEC to Alliant to increase the Non-Utility Money Pool authorization.

THE MONEY POOLS

         The applicants named above hereby submit this Application-Declaration with respect to the proposed establishment of three separate short-term borrowing authorities, including two money pools, that will be administered by Services. One Money Pool will be exclusively for the non-regulated, non-utility subsidiaries of IEC (the "Non-Utility Money Pool"). The Non-Utility Money Pool will be funded by Alliant on a short-term basis and, to a lesser degree, by the non-


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utility subsidiaries that participate in that Money Pool. The funds will be made available by Alliant to the non-utility subsidiaries that have a need for short-term funds.

         The second Money Pool will be for Services and for regulated utility subsidiaries of IEC (the "Utility Money Pool"), which include WP&L, South Beloit (as a wholly-owned subsidiary of WP&L), Utilities and IPC. The funds available to the Utility Money Pool will be loaned by IEC on a short-term basis to applicants that are regulated utility subsidiaries and, to a lesser extent, will also come from the utility participants themselves, to the extent permitted by state law, through the investment of surplus into that Money Pool. The third short-term borrowing authority will be for short-term borrowings required by IEC to invest in and acquire FUCO's.

         Generally, under the proposed terms of the respective Money Pools, from time to time short-term funds will be made available by IEC and Alliant for short-term loans to the participants. Funds will be made available from such sources in such order as Services, as administrator of the Money Pools, may determine will result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the participating subsidiaries. The proposed terms of the Money Pools are memorialized in definitive forms of agreement filed herewith as Exhibit A (the "Non-Utility Money Pool Agreement") and Exhibit B (the "Utility Money Pool Agreement" and, together with the Non-Utility Agreement, the "Money Pool Agreements").

         Services will provide each Money Pool participant with periodic activity and cash accounting reports that include, among other things, reports of cash activity, the daily balance of loans outstanding and the calculation of daily interest charged. No party will be required to effect a borrowing through a Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks.


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         The operation of the Money Pools is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the applicants, thereby minimizing the need for external short-term borrowings by IEC and Alliant. To this end, the short-term borrowing requirements of the applicants may be met internally with the proceeds of borrowings available through the Money Pools. To the extent necessary, IEC and Alliant will use the proceeds of external borrowings, up to the approved limits which are subsequently authorized by this Commission, to accommodate the short-term requirements of the other participants. Requirements satisfied by the Money Pools will be in the form of open account advances and will not exceed the approved limits contained in the financing program of IEC, Alliant and the other subsidiaries that may be subsequently authorized by this Commission.

         IEC and Alliant will be participants in the Money Pools only insofar as they have funds available for lending obtained either through internal generation or from external sources. Under no circumstances will IEC or Alliant be permitted to borrow funds available through the Money Pools. If at any time there are funds remaining in the Money Pools after satisfaction of the borrowing needs of the participating subsidiaries, Services, as the agent of the Money Pools, will invest these funds appropriately and consistent with applicable state and federal regulations and allocate the earnings on any such investments between or among those applicants within each respective Money Pool according to the amount of excess funds provided by each respective applicant. The return on the funds loaned by a subsidiary into either of the money pools will be essentially equal to the cost of borrowing from the money pools. That is, the applicable interest rate would be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, the "Composite") or,


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if no such Composite were established for that a particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established.

         All borrowings from, and contributions to, the Money Pools will be adequately documented and will be evidenced on the books of each applicant that is borrowing or contributing funds through the Money Pools. All loans will be payable on demand, may be prepaid by any borrowing applicant at any time without premium or penalty and will be subject to interest that shall be calculated and added to the outstanding loan balance. Such rates shall be adjusted periodically (see below). Any participating subsidiary that contributes funds to a Money Pool may withdraw them at any time to satisfy its daily need of funds.

         These procedures, as proposed, will be beneficial to the IEC financial system because they will create significant economies from the effective use of funds that will result in the reduction of bank balances; the reduction of administrative costs associated with borrowings and investments created by, among other things, eliminating the need for the participants to maintain their own separate bank accounts, cash balances and credit facilities; provide increased flexibility and control in cash management; and the ability of IEC and Alliant, which will obtain external financing, to defer or pre-pay short-term financing, such as loans with banks and commercial paper borrowings.

COMMERCIAL PAPER BORROWINGS

         The applicants request authority for IEC to issue and sell commercial paper rated at least A-1/P-1 and for Alliant to issue and sell commercial paper rated at least A-2/P-2 to one or more dealers subject to the limitations on aggregate outstanding principal amounts stated above. IEC will offer and sell commercial paper issues for the Utility Money Pool and for investment in and acquisition of FUCO's; Alliant will offer and sell commercial paper issues for the Non-Utility


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
Money Pool. There will not be an affiliation between IEC or any of its subsidiaries, including Alliant, and any dealer or any of its affiliates.

         The proceeds from the sales of the commercial paper issues intended to fund the Non-Utility Money Pool will be added to Alliant's treasury funds in a separate Non-Utility account and will be loaned by Alliant through the Non-Utility Money Pool from that account from time to time to, or invested in, the non-utility subsidiaries in the manner herein described. Similarly, the proceeds from the sales of the commercial paper issues intended to fund the Utility Money Pool and the investment in and acquisition of FUCO's will be added to IEC's treasury funds in separate Utility and FUCO investment/acquisition accounts, respectively. The funds to be loaned by IEC to the utility subsidiaries will be through the Utility Money Pool.

         The commercial paper that IEC and Alliant will issue to dealers will be in the form of book-entry unsecured promissory notes (in substantially the form filed herewith as Exhibit C (IEC) and Exhibit D (Alliant)), will be in varying denominations of not less than $100,000 each and will have varying maturities of not more than two-hundred and seventy days from the date of issue. Such notes will be issued and sold by IEC and Alliant directly to dealers at rates not to exceed the rate per annum prevailing at the time of issuance for commercial paper of comparable qualities and maturities sold by issuers thereof to commercial paper dealers. No commission or fee will be payable in connection with the issuance and sale of the commercial paper. The purchasing dealer, however, will reoffer such notes at a rate less than the rate to the issuer. The dealers, as principals, will reoffer such notes in such a manner as not to constitute a public offering under the Securities Act of 1933.

         The IEC and Alliant paper notes that are sold to dealers are expected to be held by purchasers to maturity, except that if purchasers wish to sell such notes prior thereto, the dealers


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
generally will repurchase such notes and reoffer them to other purchasers. The IEC and Alliant commercial paper shall not be extended, although certain of the commercial paper shall be paid at maturity by application of proceeds from the issuance and sale by IEC and Alliant of other commercial paper or bank notes (referred to below) issued prior to or contemporaneously with such maturity. At final maturity, the commercial paper borrowings will be repaid by IEC and Alliant from the repayment of loans made to the subsidiaries in the respective Money Pools as well as from other internal sources, or from other short-term borrowings if authorized by the Commission.

         The applicants also request authorization for IEC and Alliant to sell commercial paper directly to certain financial institutions. Sales of commercial paper directly to such institutions would be undertaken only if the resulting cost of money would be equal to or less than that available from dealer-placed commercial paper or bank borrowings. Terms for directly-placed notes would be similar to those of dealer-placed notes.

BANK BORROWINGS

         A.       EXISTING BANK FACILITIES

         Alliant has two unsecured credit facilities totaling $600 million (the "Credit Facilities"), with Citibank N.A. acting as agent. The Credit Facilities were established originally by Diversified, which was the intermediate holding company for the non-regulated affiliates of IES. Diversified was merged into Alliant upon the consummation of the Transaction. Pursuant to an Assumption Agreement, dated November 21, 1997, among WPLH, IES, Diversified, Alliant (which was named Heartland Development Company at the time the agreement was executed), Citibank N.A. and Citicorp Securities, Inc., Alliant assumed all of the obligations of Diversified under the Credit Facilities. The first Credit Facility is a 364-day facility totaling $150 million


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which terminates on October 19, 1998. The second is a three-year facility totaling $450 million which terminates on October 20, 2000. Both facilities are available for direct borrowing or commercial paper back-up.

         IEC has a $150 million 364-day syndicated credit facility (the "Parent Facility") with The First National Bank of Chicago acting as agent. The Parent Facility was obtained originally by WPLH; upon the consummation of the Transaction, the Parent Facility became the obligation of IEC. It will be available for direct borrowing or for back-up of commercial paper. The Parent Facility is unsecured and terminates on November 4, 1998. A Form of Credit Agreement (which is actually the credit agreement for the Parent Facility) establishing the credit facilities is included as Exhibit J to this Application-Declaration.

         B.       AUTHORIZATION REQUESTED

         The issuance of commercial paper by IEC would, in most periods, result in effective interest costs lower than the interest costs of borrowing from commercial banks. In the event, however, that borrowings from banks would produce a lower cost of money than the issuance of IEC's commercial paper, and to the extent that IEC's corporate funds and subsidiaries' loans of excess funds through the Money Pools would be inadequate to fulfill the subsidiaries' requests for short-term loans, IEC will borrow from banks, subject to the limitations on aggregate principal amounts stated above. Services also requests permission to borrow directly from banks. IEC may, from time to time, negotiate increases or decreases to existing lines of credit or arrange new lines of credit in order to minimize the cost of these lines by matching the amount of the lines to the subsidiaries' short-term borrowing needs. In no event will the total lines exceed the subsidiaries' total borrowing authority.


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
         Borrowings from banks will be evidenced by promissory notes; the form of the notes is filed as Exhibit E to this Application-Declaration. Each of such notes, whether issued pursuant to a term loan or an open credit line, shall be for the principal amount available to be borrowed at the time from the lending bank and be payable to the order of such bank, shall be dated the date of the closing of the loan, shall bear interest at a rate no higher than the effective cost of money for unsecured prime commercial bank loans prevailing on the date of such borrowing, and shall be subject to repayment by the borrower in whole at any time or in part from time to time without premium or penalty.

         The cost of compensating balances and fees paid to banks to maintain credit lines will be initially allocated to the subsidiaries of IEC on the basis of relative maximum outstanding short-term borrowings for the prior calendar year from the particular Money Pool in which a subsidiary participates, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum outstanding short-term borrowings of each subsidiary in its particular Money Pool. Except that in the first calendar year of operation of the Money Pools, such costs will be initially allocated to the subsidiaries based on the relative maximum borrowing authority of each subsidiary, and, similar to the calculations to be made in subsequent years of operation, such costs will be retroactively reallocated at the end of that first calendar year on the basis of that year's actual relative maximum outstanding short-term borrowings for each subsidiary. Thus, each company will be reallocated that proportion of the total line of credit costs which is equal to the percentage which its maximum short-term borrowings from a particular Money Pool during the year represent of the aggregate of the maximum short-term borrowings, on a noncoincidental basis, of all the subsidiaries in that particular Money Pool.


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
TERM AND MATURITIES

         IEC and Alliant request authority to enter into arrangements described herein for a period ending December 31, 2000. Subject to the limitations set forth above, commercial paper borrowings will be tailored to mature at such time as excess funds from IEC and Alliant, respectively, are expected to become available for loans through one of the Money Pools described above.

FORM OF LOANS TO PROPOSED SUBSIDIARIES

         Loans to the subsidiaries through the Money Pools will be made pursuant to open account advances under the terms of the Money Pool Agreements. A separate promissory note will not be required for each individual transaction. Instead, a promissory grid note evidencing the terms of the transactions shall be signed by the parties to the transactions. Any such note will be substantially in the form filed herewith as Exhibits F (IEC) and G (Alliant), dated as of the date of the initial borrowing, maturing on a date agreed to by the parties to the transaction and prepayable in whole at any time or in part from time to time without premium or penalty.

INTEREST RATES

         The interest rates applicable on any day to the then outstanding loans through the Money Pools, or to Services from IEC, may be fixed or variable and may be adjusted based on the weighted average daily effective cost incurred by IEC and Alliant, respectively, for each Money Pool for borrowings from external sources. If there are not external borrowings outstanding from a particular Money Pool, however, then the rate will be the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which the Composite is established. The calculations to be used to


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
determine the appropriate interest rates are described in detail in the forms of the Non-Utility and Utility Money Pool Agreements, which are included herewith as Exhibits A and B, respectively.

REPORTING

         As stated above, operation of the Non-Utility and Utility Money Pools, including record keeping and coordination of loans, will be handled by Services under the authority of the appropriate officers of the participating companies. Services will administer the Utility Money Pool on an "at cost" basis and may administer the Non-Utility Money Pool on a different cost basis. It will maintain separate records for each Money Pool. Funds in the Money Pools shall be separately invested.

         Services will also provide cash management and banking services to the subsidiaries of IEC that participate in the Money Pools. These services shall include maintaining controlled-disbursement checking accounts, electronic disbursement facilities and cash concentration facilities. These services will be paid for by the subsidiaries through fees calculated pursuant to different cost bases for the Utility and the Non-Utility Money Pools to be determined by Services and may be collected through a variety of means, including the payment of a fee or the inclusion of the fee into the interest payments made by the respective subsidiaries.

         Within 45 days after the end of each calendar quarter, Services, on behalf of the applicants, will file a certificate with the Commission pursuant to Rule 24 under the Act setting forth (i) each applicant's maximum principal amount of short-term borrowings outstanding during such quarter, (ii) the average rate for the Utility Money Pool during such period, and (iii) the maximum amount outstanding during such period for each source of outside borrowings.

         Also, within 45 days after the end of each calendar quarter, Services, on behalf of the participating subsidiaries in the Non-Utility Money Pool and on its own behalf, will file with the


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
Commission a certificate of notification on Form U-6B-2 pursuant to Rule 52 including the following information for each participating subsidiary:

         (i) the aggregate dollar amount borrowed from the Non-Utility Money Pool by such subsidiaries in the preceding calendar quarter, including as to each month thereof;

         (ii) a statement explaining the subsidiaries' use of the proceeds of such borrowings during such calendar quarter; and

         (iii) the type of business engaged in by such subsidiaries during such calendar quarter.

STATEMENT PURSUANT TO RULE 54

         The applicants do not intend at present to use the Money Pools proposed herein to finance the acquisition of an exempt wholesale generator ("EWG") or a FUCO. Instead, IEC will utilize the separate and independent FUCO investment/acquisition fund for such purposes If the applicants' intention changes, an amended Form U-1 Application-Declaration will be filed requesting authorization for such use. The applicants request, however, the authority to use the proceeds from the separate and independent FUCO investment/acquisition fund to finance such FUCO investments/acquisitions.

         Under Rule 54, in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO or other transactions by such registered holding company or its subsidiaries other than with respect to EWG's or FUCO's, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system, if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are satisfied, and none of the conditions set forth in Rule 53(b) exists.

         Four companies in the IEC system are FUCO's. IES International Inc. ("International"), IES New Zealand Ltd. ("IES New Zealand"), Interstate Energy Corporation PTE Ltd. ("PTE") and IES Brazil Ltd. ("IES Brazil") are FUCO's and have filed a Notification of FUCO status on Form U-57 with the Commission.

         As for Rule 53(a)(1), the aggregate investment of IEC in EWG's and FUCO's does not exceed fifty percent of IEC's consolidated retained earnings. The average consolidated retained earnings of IEC for the four consecutive quarters ended March 30, 1998, was $594,631,000, and the aggregate investment of IEC in EWG's and FUCO's at March 30, 1998 was $59,000,000, or roughly 10% of consolidated retained earnings.

         Pursuant to Rule 53(a)(2), IEC will maintain books and records to identify investments in and earnings from any EWG and any FUCO in which it will directly or indirectly hold an interest. In accordance with Rule 53(a)(2)(i) and
(ii), the books and records and financial statements of each EWG and FUCO that will be a "majority-owned subsidiary company" of IEC will be kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). IEC will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

         In accordance with Rule 53(a)(2)(iii), for each EWG or FUCO in which IEC will directly or indirectly own 50 percent or less of the voting securities, IEC will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, IEC will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, IEC will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to IEC.

         Consistent with Rule 53(a)(3), no more than two percent of the employees of IEC's domestic public utility companies will render services, at any one time, to an EWG or a FUCO in which IEC will own an interest. Approximately 7 employees of IEC at any one time will render services to IES New Zealand, PTE, IES Brazil and International. Based on current staffing levels, this represents approximately 0.1% of the 6,137 full-time employees of the public utility subsidiary companies of IEC.

         In accordance with Rule 53(a)(4), IEC will simultaneously submit a copy of this Application-Declaration, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of IEC's Form U5S and Exhibits thereto, to each of the public service commissions having jurisdiction over the retail rates of IEC's utility subsidiaries at the time such documents will be filed with the Commission. The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b). Inasmuch as Rule 53(c) will apply only if an applicant will be unable to satisfy the requirements of Rules 53(a) and (b), it will be inapplicable here.

ITEM 2.    FEES, COMMISSIONS AND EXPENSES.

         An estimate of the fees and expenses to be paid or incurred by the applicants in connection with the proposed transactions is set forth below:

              Description                                     Amount
              -----------                                     ------
       Rating agency fees for commercial paper(annual)        $    25,000
       Fees with respect to bank borrowings                   $ 1,015,000
       Counsel fees                                           $    30,000
       Total                                                  $ 1,070,000


ITEM 3.    APPLICABLE STATUTORY PROVISIONS.

         (a) THE SECTIONS OF THE 1935 ACT. The following Sections of the 1935 Act are or may be applicable to one or more of the proposed transactions described herein: Section 2 (definitions, in particular, the definitions of "subsidiary company" and "security"); Sections 6 and 7 (regarding the approval of the sale of securities related to the money pools); Sections 9 and 10 (approval requirement for the acquisition of securities a public utility company or of another business); Section 12 (intercompany loans between companies in the same holding company system); Section 12(b) (relating to guarantee authority);
Section 13 (service, sales and construction contracts (cost of borrowing issue) to provide services between companies in the same holding company system).


         (b) ACCOMPANYING RULES. The following Rules accompanying the 1935 Act are or may be applicable to one or more of the proposed transactions described herein: Rules 40 and 43 (exemptions of certain security transactions); Rule 45 (regarding the extension of credit by a holding company to an associate company); Rule 53 (holding company financings relating to the acquisition of exempt wholesale generators); Rules 80, 87, 88 90, 91 and 93 (regarding the provision of services within a holding company system and the "at cost" requirements).

ITEM 4.    REGULATORY APPROVAL.

         The Public Service Commission of Wisconsin (the "PSCW") is asserting jurisdiction over the activities of WP&L (and South Beloit as its subsidiary) in regards to the money pool as they are covered by Sections 196.525(1) and 196.795(5) of the Wisconsin Statutes Annotated. Under Section 196.525(1), a public utility may not lend funds to a corporation except to a public utility subject to regulation by the PSCW if the corporation owns (directly or indirectly) 5% or more of the voting stock of the public utility or is a surety or guarantor for, or loans funds to, the public utility. Section 196.795(5) more broadly covers WP&L's (and South Beloit's) participation in the money pool system. The PSCW is presently working on an order regarding WP&L's role.

         IPC submits an annual report providing notice to the Minnesota Public Utilities Commission of its financing program for the year pursuant to Section 216B.49 subd.3 of the Minnesota Statutes Annotated.

         Except as described above, no state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over any of the proposed transactions, and no other state or federal authorizations are required for the transactions described herein.

ITEM 5.    PROCEDURE.

         It is requested that the Commission issue and publish no later than October 8, 1998, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 18, 1998 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the

Commission and that the Commission enter not later than October 19, 1998 an appropriate order granting and permitting this Application-Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.

         The following exhibits and financial statements are filed as part of this statement:

EXHIBITS         DESCRIPTIONS

Exhibit A        Non-Utility Money Pool Agreement
                  (filed with Form U-1; amended version filed with Form U-1A)

Exhibit B        Utility Money Pool Agreement
                  (filed with Form U-1; amended version filed with Form U-1A)

Exhibit C        Form of commercial paper note of IEC
                  (as filed with Form U-1)

Exhibit D        Form of commercial paper note of Alliant
                  (as filed with Form U-1)

Exhibit E        Form of note to evidence borrowing from banks
                  (as filed with Form U-1)

Exhibit F        Form of note to be executed by borrowing applicants to IEC as lending applicant
                  (as filed with Form U-1)

Exhibit G        Form of note to be executed by borrowing applicants to Alliant as lending applicant
                  (as filed with Form U-1)

Exhibit H        Form of Notice
                  (as filed with Form U-1A)

Exhibit I        Preliminary opinion of counsel
                  (filed as Exhibit H with Form U-1; amended version filed with Form U-1A)

Exhibit I-2      Final or "past tense" opinion of counsel

                  (to be filed with Certificate of Notification)

Exhibit J        Form of Credit Agreement
                  (as filed with Form U-1)

Exhibit K*       Public Service Commission Wisconsin ("PSCW") Order Approving
                 Transaction
                  (to be filed by amendment)

  *IEC did not file a formal application with the PSCW seeking an order;
   instead, IEC has provided the PSCW with this Form U-1, as amended, and the PSCW will base its draft on the substance included herein.

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The proposed transactions do not involve major federal action having a significant effect on the human environment. To the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 7, 1998



                                              Interstate Energy Corporation


                                              By:  /s/ Erroll B. Davis, Jr.
                                                   -----------------------------
                                                   Erroll B. Davis, Jr.
                                                   President and Chief Executive
                                                    Officer

                               S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Interstate Power Company


                                               By:     /s/ Dean E. Ekstrom
                                                       -------------------------
                                                           Dean E. Ekstrom
                                                           Vice President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES Utilities Inc.


                                               By:     /s/ Eliot G. Protsch
                                                       -------------------------
                                                           Eliot G. Protsch
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Alliant Services Company


                                               By:     /s/ Pamela J. Wegner
                                                       -------------------------
                                                           Pamela J. Wegner
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Alliant Industries Inc.


                                               By:     /s/ James E. Hoffman
                                                       -------------------------
                                                           James E. Hoffman
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                         Heartland Environmental Holding Company


                                         By:     /s/ Stephen D. Johannsen
                                                 -------------------------------
                                                     Stephen D. Johannsen
                                                     President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               RMT, Inc.


                                               By:     /s/ Stephen D. Johannsen
                                                       -------------------------
                                                           Stephen D. Johannsen
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Heartland Energy Group, Inc.


                                               By:     /s/ Claire K. Fulenwider
                                                       -------------------------
                                                           Claire K. Fulenwider
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                            Capital Square Financial Corporation


                                            By:     /s/ Ruth A. Domack
                                                    ----------------------------
                                                        Ruth A. Domack
                                                        President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Whiting Petroleum Corporation


                                               By:     /s/ David A. Frawley
                                                       -------------------------
                                                           David A. Frawley
                                                           President and CEO

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES Transportation Inc.


                                               By:     /s/ Thomas L. Aller
                                                       -------------------------
                                                           Thomas L. Aller
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IEI Barge Services Inc.


                                               By:     /s/ Thomas L. Aller
                                                       -------------------------
                                                           Thomas L. Aller
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES Transfer Services Inc.


                                               By:     /s/ Thomas L. Aller
                                                       -------------------------
                                                           Thomas L. Aller
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                     Cedar Rapids and Iowa City Railroad Company


                                     By:     /s/ Thomas L. Aller
                                             -----------------------------------
                                                 Thomas L. Aller
                                                 President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES Investments Inc.


                                               By:     /s/ James E. Hoffman
                                                       -------------------------
                                                           James E. Hoffman
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Village Lakeshares Inc.


                                               By:     /s/ James E. Hoffman
                                                       -------------------------
                                                           James E. Hoffman
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Iowa Land and Building Company


                                               By:     /s/ James E. Hoffman
                                                       -------------------------
                                                           James E. Hoffman
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Wisconsin Power and Light Company


                                               By:     /s/ William D. Harvey
                                                       -------------------------
                                                           William D. Harvey
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               Heartland Properties, Inc.


                                               By:     /s/ Ruth A. Domack
                                                       -------------------------
                                                           Ruth A. Domack
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES Energy Inc.


                                               By:     /s/ Erroll B. Davis, Jr.
                                                       -------------------------
                                                           Erroll B. Davis, Jr.
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                             Industrial Energy Applications Inc.


                                             By:     /s/ Charles Castine
                                                     ---------------------------
                                                         Charles Castine
                                                         President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                               IES International Inc.


                                               By:     /s/ John K. Peterson
                                                       -------------------------
                                                           John K. Peterson
                                                           President

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    October 15, 1998



                                          Interstate Energy Corporation PTE Ltd.


                                          By:     /s/ Lee Liu
                                                  ------------------------------
                                                      Lee Liu
                                                      Chairman